HIGHLIGHTS

Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2007.

Financial Highlights

•

For the three months ended March 31, 2007, Gentry’s gross revenue was $15,723,533, compared to $17,655,998 recorded in the comparative three month period in 2006.

•

Funds flow from operations was $6,440,509 ($0.17 per share) in the first quarter versus the comparative three-month figure of $9,003,784 ($0.23 per share).

•

The Company’s first quarter 2007 net income decreased to $154,367 ($nil per share) from the $1,945,202 ($0.05 per share) recorded in the first quarter of 2006.

•

Gentry’s capital program for the first quarter of 2007 was $10,547,444, versus $12,127,951 spent in the first quarter of 2006.

Operational Highlights

•

Average daily production for the first quarter of 2007 decreased by 12% to 3,613 boe/d compared to 4,116 boe/d recorded in the corresponding period in 2006. Current production is approximately 3,900 boe/d, with behind-pipe production of approximately 500 boe/d awaiting tie in.

•

Average crude oil and liquids production for the first three months of the year was 1,435 bbls/d versus 1,317 bbls/d in the comparative quarter.  Natural gas averaged 13,069 mcf/d compared to 16,792 mcf/d a year ago.

•

Gentry achieved a 78% (76% net) success rate in its first quarter drilling program. Of the 10 wells drilled (9.5 net), two were oil wells (2.0 net), two were cased for gas (2.0 net), two wells were abandoned (2.0 net), one was an injection well (1.0 net) and three (2.5 net) were cased wells awaiting completion.

•

As at March 31, 2007, the Company had a drilling inventory on its Princess lands of over 160 locations for medium gravity oil and natural gas. After spring breakup, Gentry is embarking on the largest drilling program in its history with 65 net wells planned.

•

Gentry controls 457 sections (403 net) in its Princess core block.  Exploration focus on this large land block is driven by the extensive 3D seismic coverage amounting to 456 square miles (1,200 km2).

Major Acquisition Previously Announced

•

On April 30, 2007, Gentry announced a significant $74.25 million acquisition (the “Acquisition”), subject to normal closing adjustments, which will expand the Company’s operations into two new core geographic areas with high impact drilling potential - Central Alberta and the Peace River Arch. The transaction is expected to close on or about May 31, 2007 with an effective date of April 1, 2007.

Financing Previously Announced

•

In conjunction with the Acquisition, Gentry has entered into a bought deal financing with a syndicate of underwriters under which 12,500,000 subscription receipts will be issued at $4.00 each, and 3,750,000 common shares at $4.00 per common share, for gross proceeds of $65 million.  Proceeds from the sale of the subscription receipts are conditional upon the Company closing the Acquisition.

2007 Production Guidance

•

As previously released, production guidance will increase as a result of the Acquisition and major drilling programs scheduled to commence immediately after spring breakup.  At close of the transaction, Gentry’s production will increase to approximately 5,600 boe/d. Forecast 2007 average production is then anticipated to be 5,000 boe/d, while 2007 exit production is forecast to reach 6,500 boe/d.

	Three months ended March 31
	2007	2006	% change
Financial
Revenue	$15,723,533	$17,655,998	(11)
Funds flow from operations	6,440,509	9,003,784	(28)
Per share – basic	0.17	0.23	(26)
Per share – diluted	0.16	0.22	(27)
Net income	154,367	1,945,202	(92)
Per share – basic	-	0.05	(100)
Per share – diluted	-	0.05	(100)
Net capital expenditures	10,547,444	12,127,951	(13)
Net debt	38,755,759	43,748,477	(11)
Shares outstanding - weighted average	38,877,373	38,673,007	1
Shares outstanding - diluted	39,288,274	40,457,271	(3)
Production
Oil & liquids (bbls/d)	1,435	1,317	9
Gas (mcf/d)	13,069	16,792	(22)
Oil equivalent (boe/d)	3,613	4,116	(12)
Average Prices
Oil & liquids (per bbl)	$53.93	$51.43	5
Gas (per mcf)	7.45	7.65	(3)
Oil equivalent (per boe)	48.36	47.67	1
Operating Netbacks
Oil & liquids (per bbl)	$32.19	$28.92	11
Gas (per mcf)	3.33	4.45	(25)
Oil equivalent (per boe)	24.82	27.41	(9)

Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

During the first quarter of 2007, an aggressive drilling program continued in our core Greater Princess area which achieved a 78% success rate (76% net).  Once these wells are tied-in following spring breakup, we expect to re-establish our track record of production growth from the Princess area. We were also successful in resolving most of the production issues reported in a March 26th press release.  With that largely behind us, Gentry is a company with significant drilling opportunities that will grow into reserves and cash flow over the next several years.

Subsequent to the first quarter, Gentry announced a significant acquisition that will add a new growth platform for Gentry with the addition of two core areas with high impact drilling potential.  Upon the closing of the transaction, which is expected on or about May 31, 2007, our previously announced upward guidance for the year will come into effect, with 2007 average production anticipated at 5,000 boe/d and exit production of 6,500 boe/d.

Operational Review

Total production for the first three months of 2007 declined 12% to 3,613 boe/d from 4,116 boe/d recorded in the same period in 2006.  These lower volumes were related to previously announced production issues in the Princess area and at Gentry’s non-operated property at Red Willow. Most of these issues either have or are being resolved, and are discussed below.

In the March 26th press release, Gentry identified four wells that had contributed to an unanticipated production decrease. Addressing each of these:

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Princess Pekisko sour gas well: This well was producing at 450 boe/d in Q4 2006 and is now producing at a steady 130 boe/d. Gentry has placed a high priority to drill one and possibly two wells in this reservoir, which should regain lost production and allow production of these wells at more conservative drawdowns.

•

Nisku sour gas wells: Production from the two existing wells is still below expectations. One development well will be spudded as soon as ground conditions allow and one well will be recompleted to restore lost productivity and surplus capacity.

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Red Willow gas well: This well was producing at approximately 275 boe/d when, in late Q4 2006, the gas plant operator restricted production to 150 boe/d, the rate at which this well is currently producing.

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Pekisko oil well: This edge well is close to good access roads and thus has not been restricted by wet weather. This well has recently been worked over and production has now rebounded to approximately 100 boe/d.

Production at the beginning of the second quarter, still under spring breakup conditions which began in the Princess area in early March, was at 3,900 boe/d. As previously disclosed, Gentry anticipates June 1 production from current assets to be 4,000 boe/d. With the expected closing of the Acquisition on May 31st, another 1,600 boe/d is projected to be added, taking Gentry’s June 1 production to 5,600 boe/d. In addition, late in the second quarter the tie in of Q1 drilling is expected to add 500 boe/d.

In other operational news, three water disposal applications were recently approved by the Energy & Utilities Board and will help with realizing additional upside from optimization work in the Company’s Tilley and West Tide Lake oil fields.

First Quarter Drilling

Gentry drilled 10 wells in the quarter (9.5 net) resulting in two oil wells (2.0 net), two gas wells (2.0 net), two abandoned wells (2.0 net), one injection well (1.0 net) and three cased wells waiting on dry weather for completion (2.5 net).

The main focus of activity during the quarter was in the Princess Development Block where Gentry drilled five wells (5.0 net) resulting in two oil wells (2.0 net), two gas wells (2.0 net) and one abandoned well (1.0 net).

Drilling for the Remainder of 2007

For the remainder of 2007, and immediately after spring breakup, an aggressive drilling campaign will begin at Princess with the addition of a second rig. Substantial drilling cost savings are anticipated over costs experienced throughout 2006.  With two rigs dedicated to the area, Gentry expects to drill 47 wells (47.0 net) in the Princess area and four wells (3.5 net) between Gentry’s Whitecourt and Sedalia core areas. To date, Gentry has 21 well locations licensed or ready for license, and another 25 well locations being surveyed.

Within the Princess area, 17 wells (17.0 net) are expected to be drilled in the Exploration Block, which goes well beyond the fulfillment of the Company’s farm-in obligation.  Gentry has purchased a battery and is completing the front-end engineering and design work for a late Q3 installation in the Exploration Block.  This battery will be the fluid processing node for our Q4 2006 6-31 discovery and development program, and a second discovery well the Company made to the south.

In the Development Block Gentry is expecting to drill 23 wells (23.0 net), all within reach of our existing facility and gathering systems.  A high priority is being placed on two Nisku locations (2.0 net) and the remaining wells will be drilled targeting Pekisko oil in the Tilley and Tide Lake areas.

Drilling plans are being finalized on the previously announced Acquisition. Results of these plans will be disclosed at a later date.

Overall, the Company has substantial growth potential. Two rigs focused in the Princess area will kick off five significant development projects identified on the Company’s extensive 450 section land block, plus fulfill our commitment for continued earning in the Exploration portion of this asset.  Combining the potential of the Princess activity with the upside in Central Alberta and the Peace River Arch, assets associated with the Acquisition, results in an exciting push to year end.

Significant Acquisition

The Acquisition announced on April 30th will add an incremental platform to our strategy which has proven so successful in the Princess area, essentially growing and taking a dominant position in core areas.  Gentry will acquire 100 sections of net undeveloped land (63,500 net acres) in areas considered by the Company to be amongst the most highly productive in the province, and we will continue to seek opportunities to increase our land position as drilling warrants.

The properties acquired in Central Alberta and in the Peace River Arch are characterized by year-round access and multi-zone, high impact drilling potential at medium depths.  Seventy percent of the acreage to be acquired is in Central Alberta, an area where all of our technical staff have worked at some point in their career, providing a competitive advantage in developing plays and building a large inventory of drilling locations.  Currently, Gentry has access to a large portfolio of 3-D seismic complementary to our land position.  With the Acquisition expected to close on or about May 31, the immediate benefits to Gentry will be:

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Production increase to 5,600 boe/d with the addition of approximately 1,600 boe/d, 80% of which is natural gas.

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An increase in proved plus probable reserves, which at December 31, 2006 were 3.83 million boe (2.51 million boe proved), as estimated by GLJ Petroleum Consultants Ltd., the vendor’s independent engineering consultants.

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Attractive acquisition costs, net of land and seismic values, of $39,000 per producing boe, and, based on the December 31, 2006 reserves, $25.00/boe on a proved basis and $16.38/boe on a proved plus probable basis.

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Operatorship of 85% of current production on the acquired properties.

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The new properties have a Reserve Life Index of approximately 6.56 years for proved and probable reserves.

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Operating netbacks estimated at $27/boe for 2007 on the acquired assets.

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Net undeveloped land will increase 35% to 243,000 acres (380 sections). The 63,500 net undeveloped acres (100 sections) to be acquired include large land blocks at high working interests.

The Central Alberta properties, predominately operated with high working interests, are located at Gilby, Mikwan and Rosevear.  Development and infill opportunities have been identified, and high impact drilling potential also exists.

The Peace River area is characterized by multi-zone production from various formations including the Dunvegan, Paddy, Spirit River, Bluesky, Gething, Halfway and Montney. A number of exploration and development locations have been identified.

Financing

In conjunction with the Acquisition, Gentry has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Tristone Capital Inc., Dundee Securities Corporation, Westwind Partners Inc., CIBC World Markets Inc., Cormark Securities Inc., and National Bank Financial Inc. (collectively the “Underwriters”), pursuant to which the Underwriters have agreed to purchase for resale to the public, on a “bought deal” basis, from Gentry an issue of 12,500,000 subscription receipts at a price of $4.00 per subscription receipt and an issue of 3,750,000 common shares in the capital of the Company at a price of $4.00 per common share, for aggregate gross proceeds of $65 million (the “Offering”).

Each subscription receipt will entitle the holder to receive one common share in the capital of the Company, without further payment or action on the part of the holder, concurrently with and subject to the closing of the Acquisition. The gross proceeds of the subscription receipt portion of the Offering will be deposited in escrow pending closing of the Acquisition.  If it closes on or before August 1, 2007, the net proceeds of the sale of the subscription receipts will be released to the Company and used to pay a portion of the price of the Acquisition.

The Offering is subject to certain conditions including required regulatory approvals.  The subscription receipts and common shares shall be distributed in Canada pursuant to a short form prospectus dated May 11, 2007.  Closing of the Offering is expected to occur on or about May 24, 2007.  The Company currently has 41,991,960 fully diluted common shares and will have 58,241,960 fully diluted common shares upon closing the Offering.

The proceeds from the sale of the subscription receipts will be applied to partially finance the Acquisition and the Company will access increased credit facilities for the balance of the purchase price. The proceeds from the sale of the common shares will be applied to initially reduce outstanding indebtedness and subsequently to help fund Gentry’s 2007 capital expenditure program.

Outlook

Our production is anticipated to increase to 5,600 boe/d by June 1, 2007, which includes volumes from the Acquisition. This, combined with Gentry’s extensive land holdings, will allow the Company to embark on the largest drilling program in the Company’s history.

For full-year 2007, we are planning to drill a total of 65 net wells with capital expenditures of $50 million dedicated to our exploration and development programs.  An aggressive drilling campaign at Princess is leading the push to year end and, upon closing of the Acquisition, Gentry’s opportunities will increase substantially.  We will move quickly to identify drilling prospects on the assets to be acquired in Central Alberta and on the Peace River Arch.  Our prime focus will remain on converting investments in exploration and infrastructure into production per-share growth.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as funds flow from operations, funds flow from operations per share and operating netbacks.  These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures.  These supplemental measures are used by management to assess operating results between years and between peer companies as they provide an indication of the results generated by the Company’s principal business activities before the consideration of how these activities are financed or how the results are taxed.

Gentry determines funds flow from operations as net income prior to provisions for depletion, depreciation and accretion, stock-based compensation, future income taxes, and after asset retirement expenditures.  Funds flow from operations per share is calculated using the weighted average basic and diluted shares used in the calculation of net income per share.  Operating netbacks are calculated by deducting royalty and production expenses from production revenue.  Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to: exploration, development and production risks; insurance; prices, markets and marketing of crude oil and natural gas; substantial capital requirements; liquidity; competition; environmental risks; reserves replacement; reliance on operators and key employees; corporate matters; permits and licences; additional funding requirements; aboriginal claims; issuance of debt; availability of drilling equipment, access restrictions and cost inflation; title defects; uncertainty of reserve information; Kyoto protocol; and government regulation and taxation.

The MD&A has been prepared as of May 12th 2007.

Revenue, Production and Pricing

Gross production revenue decreased $1.93 million to $15.72 million in the first three months of 2007 from $17.66 million recorded in the first quarter last year.  Higher oil and ngls volumes increased revenue by $545 thousand but this was more than offset by the lower gas volumes which caused a decline of $2.56 million.  The increase in crude oil and ngls pricing caused revenue to increase by $323 thousand, which was able to offset the decrease of $235 thousand due to the decrease in gas prices.

	Three months ended March 31
	2007	2006	% change
Oil and Liquids
Revenue ($000s)	6,964	6,095	14
Volumes (bbls/d)	1,435	1,317	9
Pricing ($/bbl)	53.93	51.43	5
Natural Gas
Revenue ($000s)	8,760	11,561	(24)
Volumes (mcf/d)	13,069	16,792	(22)
Pricing ($/mcf)	7.45	7.65	(3)
Oil Equivalent
Revenue ($000s)	15,724	17,656	(11)
Volumes (boe/d)	3,613	4,116	(12)
Pricing ($/boe)	48.36	47.67	1

Royalties

Gentry’s royalties, which were net of Alberta Royalty Tax Credit (“ARTC”) in 2006, decreased 6% to $3.70 million from $3.94 million in the comparative period.  Expressed as a percentage of production, royalties were 23.5% versus 22.3% a year ago.  The elimination of the ARTC in 2007 was the largest component of this increase.

Production Expenses

Production expenses increased to $3.96 million from $3.56 million a year ago.  On a unit basis, costs increased 27% to $12.17/boe versus $9.62/boe a year earlier.  The high level of industry activity and tight oilfield services markets resulted in a general increase in field operating costs.  Also contributing to the rise in expenses were increased gas gathering and processing fees at third party facilities and higher trucking and transportation costs.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 31% to $966 thousand in the first quarter of 2007 from $734 thousand in the first quarter of 2006, with additional staffing and consulting costs being the largest components of this increase.  On a barrel of oil equivalent basis, general and administrative expenses were $2.97/boe versus $1.98/boe in the comparative quarter.  Going forward, while Gentry expects its gross administrative expenditures to increase, the per unit figures should fall as additional production volumes are added.

Interest Expense

Gentry’s interest expense was $581 thousand in the first three months of 2007 versus $271 thousand in the first three months of 2006.  An increase in interest rates and a higher utilization of the credit facility through the first quarter of 2007 were the main reasons behind the change.

Stock-based Compensation

Gentry’s stock-based compensation expense for the first quarter of 2007 was $352 thousand.  Of this amount, $324 thousand related to the amortization and vesting of stock options and $28 thousand related to the Company’s Employee Share Ownership Plan (“ESOP”).  This compares to stock-based compensation of $159 thousand a year ago, $135 thousand of which related to stock options and $24 thousand to the ESOP.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the first quarter of this year totaled $5.73 million ($17.62/boe), up from $5.56 million ($15.01/boe) a year ago.  The decline in the depletion rate to 4.64% from 5.07% was offset by the application of the rate to the Company’s increased depletable asset base.

Income Taxes

Gentry’s current income tax expense for the first quarter of 2007 decreased to $55 thousand from $118 thousand in the comparative period of 2006.  Future taxes also decreased, falling to $233 thousand from $1.37 million in the comparative period.  Current taxes fell due to the elimination of the Large Corporations Tax while future taxes declined due to the reduced pre-tax profitability of the Company.

Funds Flow and Net Income

Funds flow from operations decreased 28% to $6.44 million from $9.00 million in the previous year.  This amounts to $0.17 per share ($0.16 diluted) in 2007 versus $0.23 per share ($0.22 diluted) during 2006.  Lower than anticipated volumes and an increase in production expenses contributed to the lower amounts in 2007.

Net income declined to $154 thousand in the first quarter of 2007 from $1.95 million in the first quarter of 2006.  This amounts to $nil per share ($nil diluted) in 2007 versus $0.05 per share ($0.05 diluted) in 2006.  The decline in funds flow from operations was the primary cause of the decline in net income and was only partially offset by the reduction in future income taxes.

Operating Netbacks

	Three months ended March 31
($/boe)	2007	2006
Selling Price	$48.36	$47.67
Royalties (net of ARTC)	(11.37)	(10.64)
Production Expenses	(12.17)	(9.62)
Operating Netbacks	$24.82	$27.41

Capital Expenditures

Capital expenditures were $10.55 million in the most recently completed quarter versus $12.13 million incurred in the comparative three-month period.  The 2007 drilling activity was largely focused on the greater Princess area, whereas in 2006 efforts were predominantly directed at Sedalia.

	Three months ended March 31
($000s)	2007	2006
Drilling and completions	$ 5,149	$ 5,301
Facilities and equipping	4,122	3,604
Land and seismic	807	2,733
Capitalized expenses	438	458
Other	31	32
	$ 10,547	$ 12,128

Liquidity and Capital Resources

Gentry began the year with 38,811,130 common shares outstanding.  During this first quarter, Gentry issued 129,400 common shares pursuant to the exercise of stock options ($1.67 per share), 13,061 shares pursuant to the ESOP ($4.18 per share) and repurchased 95,500 shares ($4.26 per share) pursuant to the Company’s normal course issuer bid.  As a result, Gentry ended the quarter with 38,858,091 common shares issued and outstanding.

As of the date of this MD&A, 38,947,793 common shares are outstanding.  A further 3,044,167 shares are reserved for issuance pursuant to outstanding stock option agreements (at an average exercise price of $3.34 per share).

Gentry’s net debt (current liabilities in excess of current assets) was $38.76 million at March 31, 2007, a decrease of 18% from the $47.31 million at the start of the year.  The reclassification of the Company’s investments as a current asset was largely responsible for the decline.  Gentry’s credit facility currently stands at $50 million, but an increase is under review in consideration of the proposed Acquisition.

Selected Quarterly Information

The following table summarizes selected quarterly information from the past eight quarters:

	2007		2006				2005
Three months ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production
bbls/d	1,435	1,447	1,538	1,289	1,317	1,486	1,291	1,295
mcf/d	13,069	17,331	14,388	18,139	16,792	14,189	11,177	10,512
boe/d	3,613	4,335	3,936	4,312	4,116	3,851	3,154	3,047
Financial ($000s except per share amounts)
Production revenue	15,724	17,924	16,147	18,105	17,656	22,165	17,685	12,832
Funds flow from operations	6,441	4,875	7,085	9,481	9,004	12,652	10,071	6,563
per share - basic	0.17	0.13	0.18	0.25	0.23	0.33	0.26	0.17
per share - diluted	0.16	0.12	0.18	0.23	0.22	0.31	0.25	0.16
Net income (loss)	154	(931)	104	1,639	1,945	2,737	4,336	1,843
per share - basic	nil	(0.02)	nil	0.04	0.05	0.07	0.11	0.05
per share - diluted	nil	(0.02)	nil	0.04	0.05	0.07	0.11	0.05

While production increases are typically stronger in the first and fourth quarters as wells drilled in previous quarters are tied in or begin to produce to single well batteries, production in the first quarter of 2007 was adversely affected by operational issues including line freezing, higher than average declines with a significant producing well and third party gas plant capacity issues.  The second quarter is typically characterized by wet weather and break-up conditions, making access to certain locations difficult.  This can restrict exploration programs, field operations, and basic product transportation.  Volumes in the third quarter of 2006 were directly impacted by downtime at three third party operating facilities which curtailed production at both Princess and Sedalia.

Generally speaking, production revenue and funds flow from operations are largely a function of production volumes and commodity prices.  In 2005, Gentry’s average sales price rose from $46.27/boe in the second quarter to $62.56/boe in the fourth quarter, with the biggest jump coming in the third quarter.  In 2006, although both crude oil and gas prices were quite volatile, most of the change in production revenue was volume based, as Gentry’s average sales price of $45.83/boe did not vary by more than $2/boe in any one quarter.  Funds flow from operations was lower than expected in the fourth quarter of 2006 due to increased production expenses and additional royalties recorded in the period.

In the fourth quarter of 2005, net income dropped relative to prior quarters due to increased depletion charges and higher future income taxes.  The depletion charges increased as a result of a larger capital asset base and a higher depletion rate, while future income taxes went up as Gentry utilized a greater proportion of its tax pools to reduce its taxable income and current taxes.  In the fourth quarter of 2006, the net loss was largely attributable to reduced funds flow from operations.

Proposed Transactions

On April 30, 2007, the Company entered into a Share Purchase and Sale Agreement to acquire certain oil and natural gas assets located in central Alberta and the Peace River Arch area of northern Alberta (the “Acquisition”).  The Acquisition has an effective date of April 1, 2007 and is expected to close on or about May 31, 2007, with the closing being subject to customary industry conditions.  Gentry’s total consideration under the agreement is $74.25 million, subject to normal closing adjustments, and will be financed in part through the financing described below as well as an increased credit facility, as approval is being sought to increase it to $72.5 million from $50 million in conjunction with the closing of the Acquisition.

The Company also entered into an agreement with a syndicate of underwriters who have agreed to purchase for resale to the public, on a “bought deal” basis, from Gentry an issue of 12,500,000 subscription receipts of the Company at a price of $4.00 per subscription receipt and an issue of 3,750,000 common shares in the capital of the Company at a price of $4.00 per common share, for aggregate gross proceeds of $65 million (the “Offering”).

Each subscription receipt will entitle the holder to receive one common share in the capital of the Company, without further payment or action on the part of the holder, concurrently with and subject to the closing of the Acquisition.  The gross proceeds of the subscription receipt portion of the Offering will be deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before August 1, 2007, the net proceeds of the sale of the subscription receipts will be released to the Company and used to pay a portion of the price of the Acquisition.

The Offering is subject to certain conditions including required regulatory approvals.  The subscription receipts and common shares shall be distributed pursuant to the Company’s short form prospectus dated May 11, 2007.  Closing of the Offering is expected to occur on or about May 24, 2007.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new Canadian Institute of Chartered Accountants (“CICA”) sections:

Section 1530, Comprehensive Income;

Section 3855, Financial Instruments – Recognition and Measurement; and

Section 3865, Hedges.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting.  The standards have been adopted prospectively and as such the comparative financial statements have not been restated.  Note 2 to the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2007 further describes these new policies.

The adoption of these standards had the effect increasing the January 1, 2007 Accumulated Other Comprehensive Income balance to $10.76 million from $nil, and the recording of a $898 thousand loss to Comprehensive Income and Accumulated Other Comprehensive Income during the three month period ended March 31, 2007.  These changes are required as a result of the Company classifying its short-term investments as available-for-sale and recognizing the gains and losses from the changes in fair value of those investments.  Gentry determines the fair value of its short-term investments by multiplying the bid price per share of those investments by the number of shares it holds.  The largest risk associated with these short-term investments is fluctuations in share price, as they impact fair value and cause volatility in the value of the asset and Comprehensive Income until such time as the Company elects to dispose of those shares.  Gentry monitors its short-term investments on a regular basis and intends to pursue a sale of these assets within the next few months.

Also effective January 1, 2007, the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes.  Under the revised standards, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied retrospectively by including these changes in earnings.  These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision a process of internal control over financial reporting.  The process was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2007 that materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

CONSOLIDATED BALANCE SHEETS

	March 31, 2007 (unaudited)	December 31, 2006 (audited)
ASSETS
Current
Cash and cash equivalents	$ 12,889	$ 18,406
Accounts receivable	10,872,478	11,992,126
Prepaid expenses	874,273	580,361
Short-term investments	12,826,007	-
	24,585,647	12,590,893
Investments	-	1,809,593
Property and equipment (note 3)	132,335,157	127,425,551
	$ 156,920,804	$ 141,826,027
LIABILITIES & SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 18,591,891	$ 18,858,031
Income taxes payable	349,515	294,859
Bank debt (note 4)	44,400,000	40,750,000
	63,341,406	59,902,890
Asset retirement obligations (note 5)	5,168,229	5,104,300
Future income taxes	13,777,376	12,393,282
	82,287,011	77,400,472
Share capital (note 6)	43,733,132	43,515,360
Contributed surplus (note 6)	2,606,051	2,335,783
Accumulated other comprehensive income	9,865,099	-
Retained earnings	18,429,511	18,574,412
	74,633,793	64,425,555
	$ 156,920,804	$ 141,826,027

Please refer to the accompanying notes.

Approved by the Board:

Director: (signed) “Dean Prodan”

Director: (signed) “A. Bruce Macdonald”

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(unaudited)

	Three months ended March 31
	2007	2006
Revenue
Production	$ 15,723,533	$ 17,655,998
Less: royalties (net of Alberta Royalty Tax Credit in 2006)	(3,697,019)	(3,940,709)
	12,026,514	13,715,289
Expenses
Depletion, depreciation & accretion	5,728,859	5,560,683
Production	3,957,240	3,561,078
General & administrative	965,632	734,497
Interest	581,384	270,573
Stock-based compensation (note 6)	351,607	159,148
	11,584,722	10,285,979
Income before income taxes	441,792	3,429,310
Income taxes
Current	54,656	117,689
Future	232,769	1,366,419
	287,425	1,484,108
Net income	154,367	1,945,202
Retained earnings, beginning of period	18,574,412	18,333,893
Less: excess of cost of shares acquired over stated value	(299,268)	(1,210,542)
Retained earnings, end of period	$ 18,429,511	$ 19,068,553
Net income per share (note 6)
Basic	$ -	$ 0.05
Diluted	$ -	$ 0.05

Please refer to the accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

(unaudited)

	Three months ended March 31
	2007	2006
COMPREHENSIVE INCOME
Net income	$ 154,367	$ 1,945,202
Other comprehensive income (loss) Change in unrealized gains and losses on available-for sale assets, net of tax of $171,774	(897,810)	-
Comprehensive income (loss)	$ (743,443)	$ 1,945,202

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period	$ -	$ -
Change in accounting policy (note 2)	10,762,909	-
Change in unrealized gains and losses on available-for-sale assets, net of tax of $171,774	(897,810)	-
Accumulated other comprehensive income, end of period	$ 9,865,099	$ -

Please refer to the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31
	2007	2006
Operating activities
Net income	$ 154,367	$ 1,945,202
Adjustments for:
Depletion, depreciation & accretion	5,728,859	5,560,683
Stock-based compensation	351,607	159,148
Future income taxes	232,769	1,366,419
Asset retirement costs	(27,093)	(27,668)
	6,440,509	9,003,784
Changes in non-cash working capital items	(3,106,269)	8,514,566
	3,334,240	17,518,350
Investing activities
Capital expenditures	(10,547,444)	(12,127,951)
Changes in non-cash working capital items	3,714,877	(1,923,260)
	(6,832,567)	(14,051,211)
Financing activities
Proceeds from (repayments of) bank debt, net	3,650,000	(2,149,119)
Redemption of share capital	(406,615)	(1,502,186)
Proceeds on issuance of share capital, net	243,779	52,304
Changes in non-cash working capital items	5,646	140,318
	3,492,810	(3,458,683)
Increase (decrease) in cash	(5,517)	8,456
Cash and cash equivalents, beginning of period	18,406	13,090
Cash and cash equivalents, end of period	$ 12,889	$ 21,546

Supplemental cash flows disclosure:
Interest paid	$ 581,384	$ 270,573
Income taxes paid	$ -	$ 214,072

Please refer to the accompanying notes.

NOTES TO THE MARCH 31, 2007 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Accounting Policies

The interim consolidated financial statements of Gentry Resources Ltd (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada, which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2006, except as is disclosed in Note 2.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2006.

2. Changes in Accounting Policies

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the following new Canadian Institute of Chartered Accountants (“CICA”) sections:

•

Section 1530, Comprehensive Income;

•

Section 3855, Financial Instruments – Recognition and Measurement; and

•

Section 3865, Hedges.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting.  The standards have been adopted prospectively and comparative financial statements have not been restated.

Comprehensive Income

Section 1530 establishes standards for the reporting and presenting of comprehensive income and other comprehensive income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value.  Subsequent measurement and changes in fair value will depend on their initial classification. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case, changes in fair value are recorded in other comprehensive income to the extent the hedge is effective, and in earnings to the extent it is ineffective.

The Company has not identified any material embedded derivatives in any of its financial instruments.  The Company has elected to account for its commodity sales contracts and other non-financial contracts, held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements on an accrual basis.

Hedge Accounting

Section 3865 established standards for when and how hedge accounting may be applied.  Hedge accounting continues to be optional and the Company does not currently apply hedge accounting.

Effect of Changes in Accounting Policies

As a result of adopting these new standards, on January 1, 2007, the Company classified its short-term investments as available-for-sale financial assets and as a result, short-term investments were increased by $12,086,008, future income taxes liability was increased by $1,323,099 and accumulated other comprehensive income was increased by $10,762,909.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes. Under the revised standards, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied retrospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

3. Property and Equipment

	March 31, 2007 (unaudited)	December 31, 2006 (audited)
Petroleum and natural gas properties including exploration and development thereon	$ 156,006,237	$ 149,592,699
Production equipment and facilities	58,312,247	54,190,215
Other	1,004,869	973,488
	215,323,353	204,756,402
Accumulated depletion and depreciation	(82,988,196)	(77,330,851)
	$ 132,335,157	$ 127,425,551

As at March 31, 2007, costs of unproved petroleum and natural gas properties amounting to $21,934,824 (December 31, 2006 - $22,054,459) have been excluded from the depletion calculation.  During the three months ended March 31, 2007, the Company capitalized $438,199 (2006 - $458,529) in general and administrative expenses.

4. Bank Debt

The Company has an uncommitted demand revolving credit facility to a maximum of $50 million.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate.  The facility is secured by a general assignment of book debts, a $100 million demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain financial and other reporting requirements and may not breach certain financial tests without the prior consent of the bank.  The credit facility is subject to review on a semi-annual basis.

5. Asset Retirement Obligations

The following table summarizes changes in the asset retirement obligations:

	March 31, 2007 (unaudited)	December 31, 2006 (audited)
Asset retirement obligations, beginning of period	$ 5,104,300	$ 3,473,144
Liabilities incurred	19,508	1,684,394
Liabilities settled	(27,093)	(126,137)
Accretion expense	71,514	204,337
Liabilities disposed	–	(131,438)
Asset retirement obligations, end of period	$ 5,168,229	$ 5,104,300

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $9,861,295 (December 31, 2006 - $9,809,550).  These

obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2006 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 6.00%.  As at March 31, 2007, no funds have been set aside to settle these obligations.

6. Share Capital

Authorized

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares. No preferred shares have been issued.

Issued

Common Shares	Number of Shares	Stated Value
Balance – December 31, 2006	38,811,130	$ 43,515,360
Stock options exercised for cash	129,400	216,451
Fair value of options exercised	-	54,010
Employee share ownership plan	13,061	54,658
Normal course issuer bid purchases	(95,500)	(107,347)
Balance – March 31, 2007	38,858,091	$ 43,733,132

Stock Options

	Number of Options	Weighted Avg. Exercise Price
Balance – December 31, 2006	3,266,900	$ 3.24
Granted	75,000	4.60
Exercised	(129,400)	1.67
Cancelled	(43,333)	5.74
Balance – March 31, 2007	3,129,167	$ 3.30
Exercisable – March 31, 2007	2,169,720	$ 2.38

Stock-based Compensation Expense

The fair value of stock options granted during 2007 was estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate of 4.02% to 4.11%

Expected life of options of 4.0 years

Expected volatility of 71.34% to 71.57%

Expected dividend rate of 0%

Weighted average fair value per option granted of $2.59

Compensation costs of $324,728 for the three months ended March 31, 2007 (2006 - $135,444) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.

Contributed Surplus

Amount
Balance – December 31, 2006	$ 2,335,783
Stock-based compensation expense	324,278
Fair value of options exercised	(54,010)
Balance – March 31, 2007	$ 2,606,051

Net Income Per Share

The following table reconciles the denominators used for the basic and diluted net income per share calculations:

	Three months ended March 31
	2007	2006
Basic weighted average shares	38,877,373	38,673,007
Effect of dilutive stock options	410,801	1,784,264
Dilutive weighted average shares	39,288,174	40,457,271

The calculation of diluted net income per share for the three months ended March 31, 2007 does not include 1,401,667 stock options (2006 – nil) as the inclusion of these options would have been anti-dilutive.

7. Subsequent Events

On April 30, 2007, the Company entered into a Share Purchase and Sale Agreement to acquire certain oil and natural gas assets located in central Alberta and the Peace River Arch area of northern Alberta (the “Acquisition”). The Acquisition has an effective date of April 1, 2007 and is expected to close on or about May 31, 2007, with the closing being subject to customary industry conditions. Gentry’s total consideration under the agreement is $74.25 million, subject to normal closing adjustments, and will be financed through the financing described below as well as an increased credit facility, as approval is being sought to increase it to $72.5 million from $50 million in conjunction with the closing of the Acquisition.

The Company also entered into an agreement with a syndicate of underwriters who have agreed to purchase for resale to the public, on a “bought deal” basis, from Gentry an issue of 12,500,000 subscription receipts of the Company at a price of $4.00 per subscription receipt and an issue of 3,750,000 common shares of the Company at a price of $4.00 per common share, for aggregate gross proceeds of $65 million (the “Offering”).

Each subscription receipt will entitle the holder to receive one common share in the capital of the Company, without further payment or action on the part of the holder, concurrently with and subject to the closing of the Acquisition.  The gross proceeds of the subscription receipt portion of the Offering will be deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before August 1, 2007, the net proceeds of the sale of the subscription receipts will be released to the Company and used to pay a portion of the price of the Acquisition.

The Offering is subject to certain conditions including required regulatory approvals.  The subscription receipts and common shares shall be distributed pursuant to the Company’s short form prospectus dated May 11, 2007.  Closing of the Offering is expected to occur on or about May 24, 2007.

CORPORATE INFORMATION

Directors

Hugh G. Ross

President and Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

Michael Halvorson

President, Halcorp Capital Ltd.
Edmonton, Alberta

A. Bruce Macdonald

Chairman, Jayhawk Resources Ltd.
Calgary, Alberta

Walter O’Donoghue

Counsel to Bennett Jones LLP
Calgary, Alberta

Dean G. Prodan

President, UTA Asset Management Corporation
Calgary, Alberta

Officers

Hugh G. Ross

President and Chief Executive Officer

Ketan Panchmatia

VP Finance and Chief Financial Officer

R. Gordon McKay

Chief Operating Officer

Robert J. Poole

Vice President, Operations

Harley Kempthorne

Vice President, Engineering

Lawrence B. Buzan

Vice President, Land & Negotiations

Head Office

2500, 101 – 6th Avenue S.W.

Calgary, Alberta, Canada T2P 3P4

Telephone: (403) 264-6161

Facsimile: (403) 266-3069

Website: www.gentryresources.com

Email: gentry@gentryresources.com

Auditors

Collins Barrow Calgary LLP

Chartered Accountants, Calgary, Alberta

Bankers

National Bank of Canada

Energy Group Calgary, Alberta

Solicitors

Blake Cassels & Graydon, LLP

Calgary, Alberta; Toronto, Ontario

Engineers

Sproule Associates Limited

Calgary, Alberta

Registrar and Transfer Agent

Computershare Trust Company of Canada

Calgary, Alberta; Toronto, Ontario

Stock Exchange

The Toronto Stock Exchange

Trading Symbol: GNY

Investor Relations

Roger Fullerton

Manager, Investor Relations

Telephone: (952) 929-7243

Email: roger@gentryresources.com